Issuer Free Writing Prospectus, dated June 30, 2016

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated June 30, 2016

Registration No. 333-205183

€300,000,000

Brown-Forman Corporation

10-Year Fixed Rate Senior Unsecured Notes

Final Term Sheet

Issuer:	Brown-Forman Corporation
Principal Amount:	€300,000,000
Coupon:	1.200%
Maturity:	July 7, 2026
Interest Payment Dates:	Annually on July 7
First Coupon Date:	July 7, 2017
Day Count Fraction:	ACTUAL / ACTUAL (ICMA)
Mid-Swap Yield:	0.375%
Spread to Mid-Swap Yield:	+85 basis points
Yield to Maturity:	1.225%
Benchmark Bund:	0.500% due February 15, 2026
Benchmark Bund Price / Yield:	105.91% / -0.111%
Spread to Benchmark Bund:	+133.6 basis points
Public Offering Price:	99.766%
Trade Date:	June 30, 2016
Settlement Date:	July 7, 2016 (T+5)
Optional Redemption:

Prior to April 7, 2026 (the date that is three months prior to maturity), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the discounted present value of the notes being redeemed

(assuming the notes mature on April 7, 2026) at the Bund Rate plus 20 basis points.

On or after April 7, 2026 (the date that is three months prior to maturity), in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Upon the occurrence of specified tax events as described under the caption “Description of Notes—Optional Redemption for Tax Reasons” in the prospectus supplement, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

CUSIP:	115637 AQ3
ISIN:	XS1441773550
Common Code:	144177355
Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof
Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.
Stabilisation:	Stabilisation / FCA
Ratings (Moody’s /S&P / Fitch)*:	A1 / A- / A
Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Deutsche Bank AG, London Branch Merrill Lynch International
Senior Co-Manager: Co-Managers:

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

Wells Fargo Securities International Limited

Mitsubishi UFJ Securities International plc

Coöperatieve Rabobank U.A.

Scotiabank Europe plc

The Williams Capital Group, L.P.

Concurrent Offering	On June 30, 2016, we announced an offering of £300 million 2.600% Notes due 2028 in an underwritten public offering pursuant to a separate prospectus supplement. Closing of the concurrent offering is subject to customary conditions precedent. The consummation of this offering is not contingent upon the successful completion of the concurrent offering.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or Merrill Lynch International toll-free at 1-800-294-1322.